Exhibit 99.1

Cenovus ranked among the world’s top corporate citizens

Named to both DJSI World and North America Indexes

CALGARY, Alberta (September 14, 2012) – Cenovus Energy Inc. (TSX, NYSE: CVE) has been included in the Dow Jones Sustainability World Index for the first time. Cenovus is the only Canadian integrated oil and gas company to make the World Index this year and one of just 11 Canadian corporations overall. The Dow Jones Sustainability Indexes (DJSI) recognize companies around the world for leadership in corporate responsibility. Cenovus was also named to the DJSI North America Index for the third year in a row.

“This puts Cenovus on an exclusive list of the world’s best corporate citizens,” said Sheila McIntosh, Cenovus Executive Vice-President, Communications & Stakeholder Relations. “It’s a great achievement and it reaffirms that we are on the right track.”

Cenovus, which was among 25 oil and gas companies to make the world index this year, ranked highly on the DJSI for its environmental performance and corporate governance. The company also scored particularly well in the areas of community investment, occupational health and safety and stakeholder engagement.

“Being named to the DJSI North America Index for a third year, and now to the World Index, sends a strong signal to the investment community,” McIntosh said. “It says that Cenovus is both profitable and a strong corporate citizen and that makes us more attractive to investors around the globe.”

Launched in 1999, the Dow Jones Sustainability Indexes, available at www.sustainability-index.com, are the preeminent global indexes that track the financial performance of the world’s leading sustainability-driven companies. The DJSI World Index ranks the top 10 percent of the 2,500 largest companies in the Dow Jones Global Total Stock Market Index. The DJSI North America Index ranks the top 20 percent of the 600 largest North American companies on the Dow Jones Total Stock Market Index.

Cenovus recently released its 2011 corporate responsibility report which provides more insight into the company’s performance in the areas assessed for inclusion in the DJSI. The report is available at http://www.cenovus.com/responsibility/cr-report/reporting.html.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $31 billion. For more information, visit www.cenovus.com.

Find Cenovus on Facebook, Twitter, LinkedIn and YouTube.

CENOVUS CONTACTS:

Media: Brett Harris Senior Advisor, Media Relations 403-766-3420	Investors: Susan Grey Director, Investor Relations 403-766-4751